COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV
                      TAX ID (CNPJ/MF): 02.808.708/0001-07
                              NIRE: 35.300.157.770
                            Publicly Held Corporation


Minutes of the Annual Shareholders' Meeting of Companhia de Bebidas das Americas
- AmBev ("Company") held on April 30, 2002 and drawn up in the summary form:

1. Date, time and venue: On April 30, 2002 at 10:00 a.m. in the Company headquarters located at 215 Maria Coelho Aguiar Avenue, "F" Building, 6th floor, in the City and State of Sao Paulo.

2. Call for Meeting: Notice published in the "Official Journal of the State of Sao Paulo" on April 13, 2002, page 27, April 16, 2002, page 37, and April 17, 2002, page 04, and in the "Gazeta Mercantil" newspaper - Nationwide Edition, on April 15, 2002, page B-5, April 16, 2002, page B-5, and April 17, 2002, page C-5.

3. Attendees:  Shareholders representing more than 70.16% of voting capital and shareholders representing more than 17.61% of preferred shares of the Company, as evidenced by the signatures in the "Shareholders Attendance Book." Also in attendance were the Co-Chairman of the Board of Directors of the Company, Mr. Victorio Carlos De Marchi; the representative of PricewaterhouseCoopers Independent Auditors, CRC 2SP000160/O-5, Mr. Francisco Henrique Passos Fernandes, CPA Registration (CRC/SP) No. 089013/0-2; the Member of the Audit Board, Mr. Ricardo Scalzo and the alternate members Messrs. Ary Waddington and Jose Fiorita as provided for by law.

4.Meeting Board: Chairman, Mr. Victorio Carlos De Marchi and Secretaries, Messrs. Paulo Cezar Aragao and Alexandre Couto Silva.

5.Decisions: The shareholders representing over 2/3 (two thirds) of the Company's voting capital in attendance at the Meeting, with the abstention of the legally disqualified, decided the following:

5.1. To authorize drawing up the minutes relative to the Special and Annual Meetings in the summary form, as well as publishing them with the omission of signatures of the shareholders in attendance, as provided for in article 130 and its sections of Law No. 6.404/76;

5.2.  Annual Shareholders' Meeting:

(i) to approve, after a review and discussion, the management's discussion and analysis, as well as the financial statements relating to the fiscal year ended December 31, 2001, accompanied by the reports issued by the Audit Board and independent auditors, which were timely published according to the law, in full, in the "Official Journal of the State of Sao Paulo," on March 5, 2002, and in the "Gazeta Mercantil" newspaper - Nationwide Edition, on March 4, 2002, and, summarized, in the following newspapers: "O Estado de S. Paulo," "Folha de Sao Paulo," "Jornal do Brasil" and "Valor," on March 4, 2002;

(ii) to ratify the distribution of results: a) approved by the Board of Directors in a meeting held on August 8, 2001, as interest on own capital, on account of the results of the first half 2001, equivalent to R$ 2.8305 per thousand common shares, and R$ 3.1136 per thousand preferred shares, net of Income Tax, paid starting on September 17, 2001; and b) approved by the Board of Directors in a meeting held on December 20, 2001: b.1) as interest on own capital, on account of the results of 2nd half 2001, equivalent to R$ 3,0770 per thousand common shares and R$ 3.3847 per thousand preferred shares, net of Income Tax; and b.2) as supplemental dividends, equivalent to R$ 1,2725 per thousand common shares and R$ 1.3998 per thousand preferred shares, without Income Tax withholding at source; paid starting on February 19, 2002; the proposed dividends, approved and paid in the above terms correspond to a total of 39.43% of net income for the year, adjusted as provided for in article 202, of Law No. 6.404/76;

(iii) to appoint as members of the Company Board of Directors, with a 3-year term of office, the following Gentlemen:

(1) Marcel Herrmann Telles, Brazilian citizen, married, economist, bearer of ID Card (IFP/RJ) No. 02.347.932-2, Tax Roll (CPF/MF) No. 235.839.087-91, domiciled at 3729 Brigadeiro Faria Lima Avenue, 7th floor, in the City and State of Sao Paulo;

(2) Carlos Alberto da Veiga Sicupira, Brazilian citizen, married, Bachelor of Business Administration, bearer of ID Card (IFP/RJ) No. 1.971.453, Tax Roll (CPF/MF) No. 041.895.317-15, domiciled at 3729 Brigadeiro Faria Lima Avenue, 7th floor, in the City and State of Sao Paulo;

(3) Jorge Paulo Lemann, Brazilian citizen, married, economist, bearer of ID Card (IFP/RJ) No. 1.566.020, Tax Roll (CPF/MF) No. 005.392.877-68, domiciled at 3729
Brigadeiro Faria Lima Avenue, 7th floor, in the City and State of Sao Paulo;

(4) Victorio Carlos De Marchi, Brazilian citizen, married, lawyer, bearer of ID Card (RG-SSP/SP) No. 2.702.087, Tax Roll (CPF/MF) No. 008.600.938-91, domiciled at 135 Das Mangabeiras Street, apt. 22-B, in the City and State of Sao Paulo;

(5) Jose Heitor Attilio Gracioso, Brazilian citizen, married, lawyer, bearer of ID Card (RG-SSP/SP) No. 2.833.137, Tax Roll (CPF/MF) No. 006.716.908-25,
domiciled at 82 Arapixi Street, in the City and State of Sao Paulo;

(6) Roberto Herbster Gusmao, Brazilian citizen, married, lawyer, bearer of ID Card (RG-SSP/SP) No. 705.827, Tax Roll (CPF/MF) No. 011.630.438-34, domiciled at 1409 Alameda Ministro Rocha Azevedo, 13th floor, in the City and State of Sao Paulo;

(7) Jose de Maio Pereira da Silva, Brazilian citizen, married, lawyer, bearer of ID Card (RG-SSP/SP) No. 1.499.053, Tax Roll (CPF/MF) No. 005.997.518-00,
domiciled at 966 Zacharias Goes Street, 1st floor, in the City and State of Sao Paulo;

(8) Vicente Falconi Campos, Brazilian citizen, married, manufacturer, bearer of ID Card (RG-SSP/MG) No. M 1476.273, Tax Roll (CPF/MF) No. 002.232.216-15,
domiciled at 70 Angelo Cavanis Street, in the City of Belo Horizonte, State of Minas Gerais and as alternate substitute members to the permanent members referred to in sub-items (1) to (8) above the following Gentlemen: Roberto Moses Thompson Motta, Brazilian citizen, married, engineer, bearer of ID Card (IFP/RJ) No. 03.861.461-6, Tax Roll (CPF/MF) No. 706.988.307-25, domiciled at 3729
Brigadeiro Faria Lima Avenue, 7th floor, in the City and State of Sao Paulo; and Fersen Lamas Lambranho, Brazilian citizen, married, engineer, bearer of ID Card (IFP/RJ) No. 04.318.792-1, Tax Roll (CPF/MF) No. 667.308.057-49, domiciled at
3729 Brigadeiro Faria Lima Avenue, 7th floor, in the City and State of Sao Paulo, all of whom, both permanent and alternate members, nominated and elected by holders of common shares representing over 2/3 (two thirds) of the Company's voting capital.


(iv) to ratify the global remuneration amount paid to the Company's management in the year 2001 as set forth in the financial statements and to determine the global remuneration amount of the Company's management for the year 2002 of up to R$ 400,000.00 (four hundred thousand reals), being the Board of Directors responsible for its distribution, as set forth Article 25, item "f", of the Company's by-laws;

(v) to determine the formation of the Company's Statutory Audit Board for the current year 2002 and to appoint as permanent members of the Audit Board, with a term of office until the annual shareholders' meeting that will discuss the financial statements of the year closing at December 31, 2002, the following
Gentlemen:

(1) Antonio Carlos Monteiro, Brazilian citizen, married, statistician, bearer of ID Card (IFP/RJ) No. 2.081.570, Tax Roll (CPF/MF) No. 032.255.937-53, resident and domiciled in the City and State of Rio de Janeiro; and his alternate substitute, Jose Carlos de Brito, Brazilian citizen, married, lawyer, bearer of ID Card (RG-SSP/SP) No. 2.081.217, Tax Roll (CPF/MF) No. 068.117.528-15,
resident and domiciled in the City and State of Sao Paulo; nominated and elected, in a separate voting, by holders of preferred shares representing 8.94 % of the Company's capital;

(2) Ricardo Scalzo, Brazilian citizen, married, auditor, bearer of ID Card (IFP/RJ) No. 2.533.933, Tax Roll (CPF/MF) No. 370.933.557-49, resident and domiciled in the City and State of Sao Paulo; and his alternate substitute, Ary Waddington, Brazilian citizen, married, Senior Counselor, bearer of ID Card (IFP/RJ) No. 011.397.777-5, Tax Roll (CPF/MF) No. 004.469.397-49, resident and domiciled in the City and State of Rio de Janeiro;

(3) Luiz Fernando Mussolini, Brazilian citizen, accountant, bearer of ID Card No. 784.948, Tax Roll (CPF/MF) No. 005.792.548-87, resident and domiciled in the City and State of Sao Paulo; and his alternate substitute, Jose Fiorita, Brazilian citizen, married, accountant, bearer of ID Card No. 1.450.638, Tax Roll (CPF/MF) No. 001.041.598-04, resident and domiciled in the City and State of Sao Paulo; having the permanent members and their respective alternate substitutes referred to in sub-items (2) and (3) above been nominated and elected by holders of common shares representing over 2/3 (two thirds) of the Company's voting capital;

(vi) to determine the monthly remuneration amount of the permanent members of the Company's Audit Board as set forth in article 162, Section 3, of Law No. 6.404/76;

5.3.     In a Special Shareholders' Meeting:

(i) to ratify the increase in the Company's capital from R$ 2,944,288,229.34 (two billion, nine hundred and forty-four million, two hundred and eighty-eight thousand, two hundred and twenty-nine reals and thirty-four centavos) to R$ 3,046,243,598.52 (three billion, forty-six million, two hundred and forty-three thousand, five hundred and ninety-eight reals and fifty-two centavos), as approved by the Board of Directors in a meeting held on April 12, 2002, through the issuing of 384,073,878 (three hundred and eighty-four million, seventy-three thousand, eight hundred and seventy-eight) preferred shares, no-par value, for private subscription, already paid-in, exclusively to comply with the provision in the Stock Option Plan for Company executives and employees as approved in the Special Shareholders' Meeting held on September 14, 2000, in the terms of article 168, Section 3, of Law No. 6.404/76, whereas the shares subscribed as provided for in this item represent 0.97% of the Company's capital;

(ii) to approve the cancellation of 1,504,742,579 (one billion, five hundred and four million, seven hundred and forty-two thousand, five hundred and seventy-nine) shares issued by the Company held in treasury, being 277,145,682 (two hundred and seventy-seven million, one hundred and forty-five thousand, six hundred and eighty-two) common shares and 1,227,596,897 (one billion, two hundred and twenty-two million, five hundred and ninety-six thousand, eight hundred and ninety-seven) preferred shares, without a capital decrease;

(iii) in view of the above decisions, to amend the caption of Article 5, of the Company's by-laws, which shall hereafter be worded as follows, however keeping its respective paragraphs intact:

"Article 5 - The Capital Stock is R$ 3,046,243,598.52 (three billion, forty-six million, two hundred and forty-three thousand, five hundred and ninety-eight reals and fifty-two centavos), divided into 38,620,729,743 (thirty-eight billion, six hundred and twenty million, seven hundred and twenty-nine thousand, seven hundred and forty-three) shares, being 22,824,826,595 (twenty-two billion, eight hundred and twenty-four million, eight hundred and twenty-six thousand, five hundred and ninety-five) preferred shares and 15,795,903,148 (fifteen billion, seven hundred and ninety-five million, nine hundred and three thousand, one hundred and forty-eight) common shares, no-par value."

(iv) to authorize the Company management to take all measures necessary to implement and formalize the decisions approved hereby;

6. Approval and Closing: As there were no further business to be discussed, the present minutes were drawn up, then read, approved and signed by the members of the board of the meeting and by the shareholders representing the majority necessary for the decisions taken in this Meeting; in the Annual Shareholders' Meeting the shareholder Caixa de Previdencia dos Funcionarios do Banco do Brasil
- Previ  abstained  from  voting  in item  (iv);  in the  Special  Shareholders'

Meeting: in items (i) and (iii) the shareholders Global Advantage Emerging Markets Fund, State Street Emerging Markets, SSGA Emerging Markets Fund, DG Bank Luxembourg Refer Pro Funds, The Brazil MSCI Emerging Markets, Daily Active Emerging Markets Fund, Daily Active Emerging Markets Sec, and The California State Teachers Retirement voted against, representing less than 0.13 % of the Company's capital; and in item (i) Lumina Fundo de Investimento em Acoes abstained from voting.

Signed: Empresa de Administracao e Profit sharing S/A - ECAP, represented by Tatiana Buzalaf de Andrade e Silva; Fundacao Antonio e Helena Zerrenner Instituicao Nacional de Beneficencia, represented by Jose Heitor Attilio Gracioso and Roberto Herbster Gusmao; Braco S/A, represented by Tatiana Buzalaf de Andrade e Silva; Instituto AmBev de Previdencia Privada; represented by Silvio Jose Morais; Caixa de Previdencia dos Funcionarios do Banco do Brasil, represented by Luiz Guimaraes Junior; Lumina Fundo de Investimentos em Acoes, represented by Pedro Henrique Damasceno; BBA Icatu Aquarius Fundo de Investimentos em Acoes, Previd Exxon Sociedade de Previdencia Privada, Icatu Seguros S/A, Premium Institucional IBX Fundo de Investimentos em Acoes, represented by Luciana Ometto Gebara; Global Advantage Fundo Emerging Markets, State Street Emerging Markets, SSGA Emerging Markets Fund, DG Bank Luxembourg Refer Pro Funds, The Brazil MSCI Emerging Markets, Daily Active Emerging Markets Fund, Daily Active Emerging Markets Sec, The California State Teachers Retiment, represented by Iamara Garzone De Sicco; Magim Rodriguez Junior, represented by Paulo Cezar Aragao; Victorio Carlos De Marchi; Jose Heitor Attilio Gracioso; Jose Fiorita; Jose de Maio Pereira da Silva; Paulo Cezar Aragao; Alexandre Couto Silva; Roberto Herbster Gusmao; Ary Waddington; Victorio Carlos De Marchi, Co-Chairman of the Board of Directors; Francisco Henrique Passos Fernandes, representative of PricewaterhouseCoopers Independent Auditors; Ricardo Scalzo, Member of the Audit Board.

This  accurately   reflects  the  original  copy  in  the  Book  of  Minutes  of
Shareholders' Meetings.

                           Sao Paulo, April 30, 2002.



                            Victorio Carlos De Marchi
                             Chairman of the Meeting


                               Paulo Cezar Aragao
                                    Secretary


                              Alexandre Couto Silva
                                    Secretary